SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  ANACOMP, INC.
             (Exact name of registrant as specified in its charter)

                Indiana                                   35-1144230
(State of incorporation or organization)       (IRS Employer Identification No.)

     12365 Crosthwaite Circle, Poway, CA                     92064
  (Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                   Name of each exchange on which
        to be so registered                   each class is to be registered
------------------------------------          ----------------------------------
           Not Applicable                                  None

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [X]

     Securities Act registration statement file number to which this form relates: Not applicable

     Securities to be registered pursuant to Section 12(g) of the Act:
           Class A Common Stock, $0.01 par value
           Class B Common Stock, $0.01 par value
           Warrants to purchase Class B Common Stock

     Item 1.  Description of Registrant's Securities to be Registered.

     The following description summarizes certain information regarding the Class A Common Stock, Class B Common Stock and Warrants to purchase Class B Common Stock issued by Anacomp, Inc. (the "Company") pursuant to the Plan of Reorganization of the Company (the "Plan"). This information does not purport to be complete and is subject in all respects to the applicable provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Bylaws (the "Bylaws") and the Indiana Business Corporation Law, as amended ("IBCL").

     This registration statement relates to the issuance under the Plan of shares of (a) Class A common stock, par value $.01 per share (the "Class A
Common Stock"), issued to the holders of the Company's 10-7/8% Senior Subordinated Notes due 2004 (the "Notes") on the effective date of the Plan (the "Effective Date"), (b) Class B Common Stock, par value $0.01 per share ("Class B Common Stock") issued to the holders of the Company's Common Stock on the Effective Date and (c) warrants to purchase Class B Common Stock (the "Warrants") issued to holders of the Company's Common Stock on the Effective Date. Each Warrant will entitle the holder to purchase one share of Class B Common Stock at an exercise price of $61.54 per share during the period commencing on the Effective Date and expiring five years thereafter.

     Pursuant to the Articles of Incorporation, the Company is authorized to issue 40,000,000 shares of Class A Common Stock, 787,711 shares of Class B Common Stock, and 1,000,000 shares of preferred stock. Pursuant to the Plan, on the Effective Date the Company (a) cancelled all of the Company's then outstanding shares of Common Stock, the Notes and all unexercised options and warrants and (b) issued the Class A Common Stock and the Class B Common Stock and Warrants.

A.   Common Stock

     1. General. Each share of Class A Common Stock and Class B Common Stock (collectively, the "New Common Stock") is identical, except that the aggregate number of shares of Class B Common Stock is subject to ratable reduction on each occasion that any additional shares of Class B Common Stock are issued in satisfaction of certain claims pursuant to the Plan. Each share of New Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors; consequently, the holders of a majority of the outstanding shares of New Common Stock can elect all of the directors then standing for election. Holders of New Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. Holders of New Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of New Common Stock issued pursuant to the Plan will be fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of New Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and the preferences, if any, of holders of preferred stock. The rights, preferences and privileges of holders of New Common Stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

     2. Certain Articles of Incorporation and Bylaw Provisions. The Company's Articles of Incorporation and Bylaws include provisions which are intended by the Board of Directors to help assure fair and equitable treatment of the Company's stockholders in the event that a person or group should seek to gain control of the Company in the future. Such provisions, which are discussed below, may make a takeover attempt or change in control more difficult, whether by tender offer, proxy contest or otherwise. Accordingly, such provisions may be viewed as disadvantageous to stockholders inasmuch as they might diminish the likelihood that a potential acquirer would make an offer for the Company's stock (perhaps at an attractive premium over the market price), impede a transaction favorable to the interests of the stockholders, or increase the difficulty of removing the incumbent Board of Directors and management, even if in a particular case removal would be beneficial to the stockholders.

        a. Preferred Stock. The Board of Directors is authorized to provide for the issuance of shares of preferred stock, in one or more series, and to fix by resolution and to the extent permitted by the IBCL, the terms and conditions of such series. The Company believes that the availability of the preferred stock issuable in series will provide it with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Although the Board of Directors has no present intention to do so, it could issue a series of preferred stock that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover at tempt.

        b. Classified Board of Directors and Related Provisions. The Certificate of Incorporation provides that the Board of Directors may be divided into two or three classes of directors with the term of office of one class expiring each year. As a result, approximately one-half or one-third, as the case may be, of the Company's Board of Directors could be elected each year. The Company believes that a classified board of directors could help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors.

        The classified board provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, therefore discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

        c. Business Combinations. Chapter 43 of the IBCL prohibits a publicly held Indiana corporation from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person becomes an interested stockholder, unless (i) prior to such date either the business combination or the transaction which resulted in the shareholder becoming an interested stockholder is approved by the Board of Directors, (ii) the business combination was approved by the affirmative vote of the majority of the outstanding voting stock which is not beneficially owned by the interested stockholder, or (iii) the business combination meets certain conditions set forth in Chapter 43 of the IBCL. Although it is entitled to do so, the Company has not elected to opt out of Chapter 43. A "business combination" includes, among other things, mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last five years) 10% or more of the corporation's voting stock.

C.   Warrants.

     As described above, the Warrants to purchase shares of Class B Common Stock were issued on the Effective Date. Each Warrant will entitle the holder to purchase one share of Class B Common Stock at an exercise price of $61.54 per share during the period commencing on the Effective Date and expiring five years thereafter. The number of shares of Class B Common Stock acquired upon exercise of a Warrant and/or the exercise price will be proportionately adjusted in the event of certain transactions, such as stock splits, stock dividends, and the like.

     Item 2.  Exhibits.

     The following exhibits are filed as a part of this registration statement:

     1. Amended and Restated Articles of Incorporation
     2. Amended and Restated Bylaws
     3. Warrant Agreement

                                               SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            ANACOMP, INC.



     Date:  January 7, 2002         By:     /s/ Linster W. Fox
                                            _________________________
                                            Linster W. Fox
                                            Senior Vice President and
                                            Chief Financial Officer